Exhibit 99.1

Vitru Announces that the Election Deadline For Merger Consideration Is May 21, 2024

Florianópolis, Brazil, May 15, 2024 – Vitru Limited (Nasdaq: VTRU) (“Vitru Cayman”) and Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru Brazil”, and together with Vitru Cayman, “Vitru”) jointly announce that as contemplated by the Prospectus and Notice of Extraordinary General Meeting dated March 15, 2024 (File No.: 333-274353) (the “Prospectus”) relating to the merger (the “Merger”) of Vitru Cayman with and into its wholly-owned subsidiary, Vitru Brazil, and as contemplated by Vitru Cayman’s press release furnished on Form 6-K on April 22, 2024, the election deadline for shareholders of Vitru Cayman to elect the form of consideration to be received in the Merger is 5:00 p.m. (New York time) on May 21, 2024.

As previously disclosed, pursuant to the terms and subject to the conditions set forth in the merger documents, upon the closing of the Merger each share of Vitru Cayman (“Vitru Cayman Share”) issued and outstanding immediately prior to the consummation of the Merger (other than as provided in the merger documents) will be converted into the right to receive four shares of Vitru Brazil (“Vitru Brazil Shares”), provided however, that each holder of Vitru Cayman Shares will receive, in lieu of Vitru Brazil Shares, four Vitru Brazil American Depositary Shares (each representing one Vitru Brazil Share) for each Vitru Cayman Share that they hold to the extent that they do not make a valid election and take such other necessary steps to receive Vitru Brazil Shares. More information on the election process is included in the Prospectus.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Additional Information

This communication is being made in respect of the corporate restructuring of Vitru and Vitru Brazil. In connection with the proposed transaction, Vitru Brazil has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 and a Prospectus of Vitru Brazil. Vitru Brazil may also file other documents with the SEC and the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Vitru Brazil may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the Prospectus as well as other filings containing information about Vitru Brazil and the proposed transaction are available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru Cayman’s and Vitru Brazil’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru Cayman’s and Vitru Brazil’s securities, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru Cayman’s and Vitru Brazil’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this communication. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Neither Vitru Cayman nor Vitru Brazil undertakes any obligation to update publicly or to revise any forward-looking statements after we distribute this communication because of new information, future events, or other factors.

Contact:

D.F. King & Co., Inc., Information Agent for the Merger
48 Wall Street, 22nd Floor
New York, NY 10005
Banks & Brokers May Call: +1 (212) 269-5550
All Others Call Toll-Free: +1 (866) 416-0553
Local U.S. Number for International Callers: +1 (212) 257-2516
Email: vitru@dfking.com